Addendum No.1 dated January 25, 2008 relating to Free Writing Prospectus dated December 13, 2007 relating to Registration Statement No. 333-132747 Filed pursuant to Rule 433
100% Principal Protection Notes
with Interest linked to the UBS STRAUS Index
Market Strategies to Complement Traditional Fixed Income Investments
UBS AG $[•] Notes with Interest linked to the UBS STRAUS Index due on or about February 20, 2013
Addendum No.1– January 25, 2008

This addendum updates the Expected Trade Date, the range contained in the initial allocation of the principal amount of the Notes, the range contained in the Initial Strategy Reserve and the CUSIP for the Notes as set forth below.  All other terms of the Notes remain as stated in the Free Writing Prospectus dated December 13, 2007.

Expected Trade Date:	January 28, 2008

Principal Allocation:
For each $1,000 principal amount of the Notes, initially:

•   $820.00 – $860.00 (the actual amount to be determined on the Trade Date) will be notionally allocated to a hypothetical zero-coupon bond, issued by UBS AG, with a face amount due on the Maturity Date equal to $1,000.

•   $127.50 – $167.50 (the actual amount to be determined on the Trade Date) will be notionally allocated to a ‘‘Strategy Reserve,’’ a hypothetical cash reserve used to collateralize a hypothetical $10,000 leveraged investment (per $1,000 principal amount) in the UBS STRAUS Index. Each quarter, the Strategy Reserve will (1) accrue interest at an annual rate of 3-month USD LIBOR minus 25 basis points, (2) increase or decrease based on the result of the hypothetical leveraged investment in the UBS STRAUS Index and (3) decrease by a fee accruing at a rate of 1.5% per annum on the principal amount (the ‘‘Strategy Fee’’), as described further in the Free Writing Prospectus dated December 13, 2007. In addition, if a Variable Coupon is payable in respect of the Notes, the Strategy Reserve will be reduced by the amount of such Variable Coupon after such amount is paid.

•   The remaining $12.50 will represent the underwriting discount for the Notes.

Strategy Reserve:
Initially, 12.75% –16.75% (the actual amount to be determined on the Trade Date) of the principal amount of the Notes will be notionally allocated to the Strategy Reserve on the Trade Date (the “Initial Strategy Reserve”).  This Initial Strategy Reserve will be determined by deducting from the principal amount of the Notes: (1) an amount representing the cost of a hypothetical zero-coupon bond issued by UBS AG with a face amount due on the Maturity Date equal to the principal amount of the Notes and (2) the 1.25% underwriting discount of the Notes.

CUSIP:	90261KPA2

YOU SHOULD READ THIS DOCUMENT TOGETHER WITH THE FREE WRITING PROSPECTUS DESCRIBING THE OFFERING AND THE RELATED INDEX
 SUPPLEMENT AND PROSPECTUS, EACH OF WHICH CAN BE ACCESSED VIA THE HYPERLINKS BELOW.

Free Writing Prospectus dated December 13, 2007
Index Supplement for the UBS STRAUS Index dated December 13, 2007
Prospectus dated March 27, 2006

UBS has filed a registration statement (including a prospectus, as supplemented by an index supplement describing the UBS STRAUS Index and a free writing prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this addendum relates. Before you invest, you should read these documents and any other documents relating to this offering that UBS has filed with the SEC for more complete information about UBS and this offering. You may obtain these documents for free from the SEC website at www.sec.gov.  Our Central Index Key, or CIK, on the SEC web site is 0001114446. Alternatively, UBS will arrange to send you these documents if you so request by calling toll-free 800-657-9836.